February 24, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Attorney-Advisor

Re:	Perion Network Ltd. (the "Company") Registration Statement on Form F-3 filed on December 29, 2015 File No. 333-208785 (the "Form F-3")

Dear Mr. Crispino:

We are writing in response to two oral comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by Richard H. Gilden of our U.S. counsel Kramer Levin Naftalis & Frankel LLP from Ivan Griswold, Esq. of the Staff on February 18, 2016, regarding the captioned filing by the Company.  The two comments relate to our February 3, 2016 responses to the Staff’s comment letter of January 21, 2016.  Set out below are the two comments of January 21, 2016 under discussion, summaries of the oral comments and our further responses.

Comment of January 21, 2016

2.	Please revise to include updated interim financial statements for Interactive Holding Corp pursuant to Rule 3-12(a) of Regulation S-X.

Oral Comment

The Staff noted the Company’s reliance on Regulation S-X, Section 3-12(f) in omitting the interim statements of Interactive Holding Corp. as of, and for the nine months ended, September 30, 2015, as a result of the Company’s status as a foreign private issuer.  Under Section 3-12(f) interim financial statements were only required through June 30, 2105.  We understand that the Staff believes that this section does not apply to the age of financial statements for a domestic target, based on the following guidance (from the Division of Corporation Finance Financial Reporting Manual):

“2045.7 1933 Act Registration Statement - Age of INTERIM Financial Statements - For interim period financial statements in a 1933 Act registration statement, age requirements are the same as if the acquiree were the registrant (see Section 1200), however the requirement to audit interim period information depends on whether the acquired business is a predecessor and, if not a predecessor, whether the registrant applied S-X 3-05 or SAB 80, which is discussed at Section 2070.”

Accordingly, the Staff requested that the Form F-3 should be amended to include the interim statements required under Section 3-12(a) of Regulation S-X.

Company Response

The Company acknowledges the Staff comment with respect to the guidance in Section 2045.7 of the Corporation Finance Financial Reporting Manual (the "Guidance"), which the Company mistakenly overlooked. However, the logic of Section 6220.8a of the Financial Reporting Manual, in which the age of the pro forma information may be determined by reference to Item 8 of Form 20-F even in cases in which a foreign private issuer acquired a U.S. domestic company, seems applicable. While this guidance is limited to pro forma financial information, it does not seem useful to have target company financial statements that are more recent than the registrant’s financial statements and the pro forma information, including the target financial information used for purposes of the pro forma information.

The Company was not aware that the requirement to file financial statements for the acquiree under Rule 3-05 of Regulation S-X is different from the requirement under Article 11 and is based on the acquiree’s domicile when it is a U.S. domestic company.  As a result, the interim financial statements of the acquiree filed by the Company were as of, and for the six months ended June 30, 2015.

Nevertheless, the Company requests a relief of the requirement to file interim financial statements of Interactive Holding Corp. (“IHC”) as of, and for the nine months ended, September 30, 2015, as it believes that investors have received, and will receive, additional financial information regarding IHC and its impact on the Company.  The preparation of nine month financial statements at this time would cause material cost and disruption as the Company is in the process of finalizing its annual financial statements and its Annual Report on Form 20-F for the year ended December 31, 2015 and post-acquisition integration of the  financial systems and controls of IHC into its own.  Moreover, the Company would be subject to financial penalties under its December 2015 private placement agreements were it not to have the Form F-3 declared effective by the end of March.

It should be noted that the Company published on December 1, 2015 a press release setting forth information regarding IHC’s revenues and adjusted EBITDA for the nine month period ended September 30, 2015, which information was furnished to the Commission on a  Form 6-K and is incorporated by reference into the Form F-3. The Company filed interim financial statements as of and for the six months ended June 30, 2015 for the acquiree, which included a subsequent events note including significant events through the filing date on December 31, 2015, thereby confirming that no material adverse event had been detected through that date. Finally, the Company is in the process of completing its annual financial statements for 2015, in which there will be footnote disclosure reflecting the impact of IHC on the Company’s revenues, net income and earnings per share for 2015, on a pro forma basis.

Accordingly, the Company believes that, although it did not comply with the Guidance as noted by the Staff, it has provided, and will provide, to its investors relevant information in connection with the acquisition of IHC and, as such, the Company requests relief from providing IHC’s interim financial statements as of, and for the none months ended, September 30, 2015.

Comment of January 21, 2016

3.
Please tell us what consideration has been given to providing financial statements and pro forma financial information for the Grow Mobile acquisition pursuant to Rule 3-05 and Article 11 of Regulation S-X. Provide the significance computations set forth in Rule 1-02(w) to support your conclusions. Refer to Item 5(b)(1) of Form F-3.

Oral Comment

The Staff again requested a significance calculation regarding the Grow Mobile acquisition.   Moreover, the Staff pointed to the reverse merger with Client Connect, the financial statements of which were filed on April 18, 2014.  Pursuant to the following guidance (again from the Financial Reporting Manual), the calculation should be made in reference to the Client Connect financials, and the Staff requested a confirmation that the calculation was made in compliance with the guidance:

“2025.7 Significance Implementation - Acquisition after a Reverse Acquisition - If an acquisition is made after a transaction accounted for as a reverse acquisition of the registrant but before the registrant’s audited financial statements for the fiscal year in which the reverse acquisition occurred are filed and the audited financial statements for the accounting acquirer have been filed with the SEC then measure significance against the accounting acquirer’s financial statements.”

Company Response

The Company respectfully informs the Staff that it considered the following guidance from the Financial Reporting Manual in determining the significance of Grow Mobile acquisition:

“2025.3 Significance Implementation - Pro Forma Financial Statements (S-X Article 11) Used to Measure Significance
If the acquisition is made after reporting a previous significant acquisition or disposition on Form 8-K or non-IPO registration statement that includes all information required by Form 8-K, the registrant may evaluate significance using registrant's pro forma financial information rather than historical pre- acquisition financial statements.”

On December 31, 2013, ClientConnect Ltd., a newly formed company, received certain assets and liabilities upon the closing of a spin-off from Conduit Ltd. Pursuant to the terms of the spin-off, on that date ClientConnect Ltd. held valuable contractual rights but virtually no working capital. The total assets on its balance sheet were $31 million. By way of comparison, the total assets of the ClientConnect business (at such time part of Conduit Ltd.) as of December 31, 2012 were $309 million. On January 2, 2014, the Company and ClientConnect Ltd. completed their merger, which was accounted for as a reverse acquisition, under which ClientConnect Ltd. was determined to be the accounting acquirer. The Company’s acquisition by ClientConnect Ltd. was considered significant.  As a result, the related pro forma financial information was filed on April 18, 2014 and was available at the time of the acquisition of Grow Mobile. Consequently, the Company appropriately calculated its significance tests for the Grow Mobile acquisition dated on July 15, 2014, using the Company/ClientConnect 2013 pro forma financial information. Set forth below is the requested significance calculation.

SEC FS Rules
ClientConnect 2013 Proforma FS's
(000's)

	Perion/ClientConnect 2013 Proforma FS's (*)	Grow Mobile		Notes
Investment test	237,235	42,000	18%	Assuming all contingent payments will be made
Asset test	237,235	8,571	4%
Income test	92,159	145	0.2%

Conclusion	Not significant

(*)Based on Article 11 pro-forma that was filled on April 18, 2014 on a Form 6-K to reflect Perion acquisition by ClientConnect

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-73-398-1289, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.